Exhibit 21


               SUBSIDIARIES OF EXECUTONE INFORMATION SYSTEMS, INC.



                                 JURISDICTION OF      %
NAME                             INCORPORATION      OWNERSHIP        BUSINESS

eLottery, Inc.                   Delaware           100%          Lottery Services and Systems

UniStar Entertainment, Inc.          Idaho                 100%        Lottery Management

Executone Systems Canada Inc.         Canada               100%        Marketing in Canada


All listed subsidiaries do business only under their corporate names listed above. Certain inactive and immaterial subsidiaries, which if considered in the aggregate as a single subsidiary would not constitute a "significant subsidiary" as defined in Rule 1-02(w) of the Commission, as of December 31, 1998, are not listed.